Exhibit 12.1
     RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Fiscal Year Ended
	January 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(Dollars In thousands)	2011	2010	2009	2008	2007	2006

Net (loss) income	$(64,142)	$2,588	$(716,712)	$(1,124,590)	$(627,119)	$149,533
Add:
Federal and state (benefit) income tax provision	(421)	(297,870)	44,693	(43,458)	(19,847)	83,573
Interest expensed	39,148	182,359	200,469	176,336	141,754	111,944
Interest expensed mortgage and financing subsidiaries	582	1,848	1,728	3,601	6,009	7,767
Distributions of earnings of unconsolidated joint ventures, net of income (loss) from unconsolidated joint ventures	1,517	1,295	50,134	44,061	32,221	(347)
Amortization of bond prepaid expenses	846	3,310	14,300	7,847	2,151	2,089
Amortization of bond discounts	463	1,741	1,179	821	1,084	1,039
Total (loss) earnings	$(22,007)	$(104,729)	$(404,209)	$(935,382)	$(463,747)	$355,598

Fixed Charges:
Interest incurred	$37,364	$154,307	$194,702	$190,801	$194,547	$166,427
Interest incurred mortgage and financing subsidiaries	582	1,848	1,728	3,601	6,009	7,767
Amortization of bond prepaid expenses	846	3,310	14,300	7,847	2,151	2,089
Amortization of bond discounts	463	1,741	1,179	821	1,084	1,039
Interest included in rent expense (a)	1,801	7,914	12,206	15,036	17,014	16,170

Total fixed charges	$41,056	$169,120	$224,115	$218,106	$220,805	$193,492

Ratio of earnings to fixed charges	(b )	(b )	(b )	(b )	(b )	1.8

     RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months
	Ended	Fiscal Year Ended
	January 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(Dollars In thousands)	2011	2010	2009	2008	2007	2006

Total (loss) earnings — above	$(22,007)	$(104,729)	$(404,209)	$(935,382)	$(463,747)	$355,598

Total fixed charges — above	$41,056	$169,120	$224,115	$218,106	$220,805	$193,492
Preferred stock dividends (adjusted to pretax dollars)					11,012	16,641
Combined fixed charges and preferred stock dividends	$41,056	$169,120	$224,115	$218,106	$231,817	$210,133
Ratio of earnings to combined fixed charges and preferred stock dividends	(c )	(c )	(c )	(c )	(c )	1.7

(a)	Management has determined the interest component of rent expense to be 33%.

(b)	Earnings for the three months ended January 31, 2011 and the year ended October 31, 2010, 2009, 2008, and 2007 were insufficient to cover fixed charges for such period by $63.1 million, $273.8 million, $628.3 million, $1,153.5 million and $684.6 million, respectively.

(c)	Earnings for the three months ended January 31, 2011 and the year ended October 31, 2010, 2009, 2008, and 2007 and were insufficient to cover fixed charges and preferred stock dividends for such period by $63.1 million, $273.8 million, $628.3 million, $1,153.5 million and $695.6 million, respectively. Due to restrictions in our indentures on our senior, senior secured, and senior subordinated notes, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2011, 2010, 2009 and 2008. In fiscal 2007 and 2006, we paid $10.7 million of dividends on our preferred stock.